Pricing Supplement No.1 Dated November 17, 1995
(To Prospectus and Prospectus Supplement dated October 10, 1995)

                                           Rule 424(b)(3)
                                           Registration Statement
                                           No. 33-55945


                U.S. $4,000,000,000
            FORD MOTOR CREDIT COMPANY
   Euro Medium-Term Notes Due from 9 Months to
           30 Years from Date of Issue

     Ford Motor Credit Company has designated Japanese
Yen 5,000,000,000, aggregate principal amount of its Euro Medium-Term Notes Due from 9 Months to 30 Years from Date of Issue having the specific terms set forth below. Merrill Lynch International Limited has agreed to purchase the Notes at a price of 105.250% of the principal amount for resale at an initial public offering price of 105.250% of the principal amount.
After the initial public offering, the public offering price may be changed. See the accompanying Prospectus and Prospectus Supplement for further information regarding the Notes described in this Pricing
Supplement.

Issue Date: November 29, 1995

Principal Amount: Japanese Yen 5,000,000,000

Maturity Date: November 29, 1999.

Redemption Price at
  Maturity:  100% of Principal Amount

ISIN:  XS006201890/7

Common Code:  6201890

Listing: The Notes will not be listed on the Luxembourg Stock Exchange.

Interest Rate and Payment: The Notes will bear interest from November 29, 1995, at the Interest Rate determined in the manner set forth below, payable quarterly on February 29, May 29, August 29 and
November 29 during the period commencing with February
29, 1996 and ending with August 29, 1999 (each such date an "Interest Payment Date") and on the Maturity
Date.



The per annum interest rate (the "Interest Rate") in effect for each day of an Interest Period will be equal to the Three Month JPY-LIBOR-BBA Rate plus 125 basis points (1.25%). The Interest Rate for each Interest Period will be set on the 29th day of the months of February, May, August and November during the period commencing with the Issue Date and ending with August 29, 1999 (each such day an "Interest Reset
Date"). "Interest Period" shall mean the period from and including an Interest Reset Date to but excluding the next succeeding Interest Reset Date and, in the case of the last such period, the Interest Reset Date occurring in August 1999 to and including November 28, 1999.

The "Three Month JPY-LIBOR-BBA Rate" shall mean the rate determined in accordance with the following provisions:

(i) On the second day on which dealings in deposits in Japanese yen are transacted in the London interbank market preceding the Issue Date and each Interest
Reset Date thereafter (each such date an "Interest
Determination Date"), Chemical Bank (the "Reference
Agent"), as agent for the Company, will determine the Three Month JPY-LIBOR-BBA Rate which shall be the rate for deposits in Japanese yen having a three-month maturity which appears on Telerate Page 3750 as of 11:00 a.m., London time, on such Interest
Determination Date. "Telerate Page 3750" means the display page so designated on the Dow Jones Telerate
Service (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for Japanese yen deposits). If the Three Month
JPY-LIBOR-BBA Rate on such Interest Determination Date does not appear on Telerate Page 3750, such Three
Month JPY-LIBOR-BBA Rate will be determined as described in (ii) below.

      (ii)  With respect to an Interest Determination
Date for which the Three Month JPY-LIBOR-BBA Rate does not appear on the Telerate Page 3750 as specified in
(i) above, the Three Month JPY-LIBOR-BBA Rate will be determined on the basis of the rates at which deposits in Japanese yen are offered by four major banks in the London interbank market selected by the Reference
Agent (the "Reference Banks") at approximately 11:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market having a three-month maturity and in a principal amount that is representative for a single transaction in such market at such time. The Reference Agent will request the principal London office of each of such Reference
Banks to provide a quotation of its rate. If at least two such quotations are provided, the Three Month JPY-
LIBOR-BBA Rate on such Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, the Three
Month JPY-LIBOR-BBA Rate on such Interest
Determination Date will be the arithmetic mean of the rates quoted by three major banks in Tokyo selected by the Reference Agent at approximately 11:00 a.m., Tokyo time, on such Interest Determination Date for loans in Japanese yen to leading European banks, having a three-month maturity and in a principal amount representative for a single transaction in such market at such time; provided, however, that if the banks in Tokyo selected as aforesaid by the Reference Agent are not quoting as mentioned in this sentence, the Interest Rate for the Interest Period commencing on the Interest Reset Date following such Interest
Determination Date will be the Interest Rate in effect on such Interest Determination Date.

      The amount of interest for each day that the Notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest
Period will be calculated by adding the Daily Interest
Amounts for each day in the Interest Period. The
Interest Rate and amount of interest to be paid for each Interest Period will be determined by the Reference Agent.

      In any case in which an Interest Reset Date or an Interest Payment Date is not a Business Day then each such Interest Reset Date or Interest Payment Date shall be the next succeeding Business Day, except that if such next succeeding Business Day shall fall in the next succeeding calendar month, then each such Interest Reset Date or Interest Payment Date shall be the immediately preceding Business Day. If the Maturity Date is not a Business Day, then the principal amount of the Notes together with accrued and unpaid interest thereon shall be paid on the next following Business Day with the same force and effect as if made on the Maturity Date. "Business Day" shall mean any day that is not a Saturday or a Sunday and that, in New York City, Tokyo or London, is not a day on which banking institutions are generally authorized or obligated by law to close.

          MERRILL LYNCH INTERNATIONAL LIMITED